Agreement of Sale and Purchase

CQ ACQUISITION PARTNERS I, L.P.,

SPA-CQAP II, LP, ENERQUEST OIL & GAS, LTD and

BAYTECH, L.L.P.

as Seller

and

WHITING OIL AND GAS CORPORATION

as Buyer

Dated September 1, 2004

TABLE OF CONTENTS

ARTICLE I.	Definitions and References	1
	Section 1.1. Defined Terms	1
	Section 1.2. References, Titles and Construction	3
ARTICLE II.	Property to be Sold and Purchased	3
	Section 2.1. Properties	3
	Section 2.2. Excluded Properties	4
ARTICLE III.	Purchase Price	6
	Section 3.1. Purchase Price	6
	Section 3.2. Deposit	6
ARTICLE IV.	Representations of Seller	7
	Section 4.1. Representations of Seller	7
	(a) Organization and Qualification	7
	(b) Due Authorization	7
	(c) Approvals	7
	(d) Valid, Binding and Enforceable	7
	(e) Litigation	7
	(f) Compliance	7
	(g) Commitments, Abandonments or Proposals	8
	(h) Liens and Encumbrances	8
	(i) Consents and Preferential Rights	8
	(j) Well Status	9
	(k) Equipment	9
	(l) Production	9
	(m) Title to Other Properties	9
	(n) Information	9
	Section 4.2. Disclaimers	9
	Section 4.3. Disclosures	10
ARTICLE V.	Representations of Buyer	10
	Section 5.1. Representations of Buyer	10
	(a) Organization and Qualification	10
	(b) Due Authorization	11
	(c) Approvals	11
	(d) Valid, Binding and Enforceable	11
	(e) Litigation	11
	(f) No Distribution	11
	(g) Knowledge and Experience	11
	(h) Opportunity to Verify Information	12
	(i) Merits and Risks of an Investment in the Properties	12

i

ARTICLE VI.	Covenants of Seller Pending Closing	12
	Section 6.1. Access to Records	12
	Section 6.2. Physical Inspection	13
	Section 6.3. Exculpation and Indemnification	13
	Section 6.4. Interim Operation	14
	Section 6.5. Preferential Rights and Consents	15
ARTICLE VII.	Due Diligence Review	15
	Section 7.1. Review By Buyer	15
	Section 7.2. Nature of Defects	16
	(a) NRI or WI Variances	16
	(b) Liens	16
	(c) Consents	16
	(d) Imperfections in Title	16
	(e) Environmental Matters	16
	Section 7.3. Permitted Matters and Encumbrances	17
	Section 7.4. Seller's Response to Asserted Defects	17
	(a) Cure	17
	(b) Adjustment	17
	Section 7.5. Resolution of Uncured Defects	17
	(a) Agree Upon Adjustment	17
	(b) Excluded Property	17
	Section 7.6. Adjustment For Certain Uncured Defects	18
	(a) NRI Variance/Proportionate Price Reductions	18
	(b) Liens/Payoff Amount	18
	Section 7.7. Possible Upward Adjustments	18
	Section 7.8. Limitations on Adjustments	18
ARTICLE VIII.	Conditions Precedent to Closing Obligations	19
	Section 8.1. Conditions Precedent to the Obligations of Buyer	19
	(a) Representations True and Correct	19
	(b) Compliance with Covenants and Agreements	19
	(c) Litigation	19
	(d) Price Adjustment Limitations	19
	Section 8.2. Conditions Precedent to the Obligations of Seller	20
	(a) Representations True and Correct	20
	(b) Compliance With Covenants and Agreements	20
	(c) Price Adjustment Limitations	20
	(d) Litigation	20
	Section 8.3. Imbalances at Closing	21
ARTICLE IX.	Closing	21
	Section 9.1. Closing	21
	Section 9.2. Seller's Closing Obligations	21
	(a) Delivery of Conveyance	21
	(b) Documents	21

Section 15.12. Successors and Assigns	33
Section 15.13. No Press Releases	33
Section 15.14. Counterpart Execution, Fax Execution	33
Section 15.15. Exclusive Remedy	33
Section 15.16. Maximum Limit on Seller's Indemnity Obligations	34
Section 15.17. Imputed Knowledge and Waiver	34
Section 15.18. Seller's Obligations Several Not Joint	34
Section 15.19. Seller's Representative	34

LIST OF SCHEDULES AND EXHIBITS

Schedules - I	Wells and Units with WI & NRI and Allocated Amount
II	Conveyance
Exhibit A	Leases
Exhibit A-1	Contracts
Exhibit 1.1	Seller's Knowledge Personnel
Exhibit 4.1(c)	Necessary Approvals
Exhibit 4.1(e)	Litigation
Exhibit 4.1(g)	Commitments, Well Abandonments and Outstanding Proposals
Exhibit 4.1(i)	Consents and Preferential Rights
Exhibit 4.1(l)	Certain Production Sales Contracts
Exhibit 7.2(e)	Environmental Disclosure
Exhibit 10.2	Transition Agreement

v

AGREEMENT OF SALE AND PURCHASE

        This Agreement dated September 1, 2004, is entered into by and among Whiting Oil and Gas, a Delaware corporation (herein called “Buyer”), and CQ Acquisition Partners I, L.P. (“CQ”), SPA-CQAP II, LP (“SPA”), EnerQuest Oil & Gas Ltd (“EnerQuest”) and Baytech, L.L.P. (“Baytech”).

W I T N E S S E T H:

ARTICLE I.
Definitions and References

        Section 1.1.    Defined Terms. When used in this Agreement, the following terms shall have the respective meanings assigned to them in this Section 1.1 or in the section, subsections or other subdivisions referred to below:

        “Agreement” shall mean this Agreement, as hereafter changed, amended or modified in accordance with the terms hereof.

        “Allocated Amount” shall have the meaning assigned to such term in Section 6.5.

        “Applicable Environmental Laws” shall have the meaning assigned to that term in Section 7.2(e).

        “Asserted Defects” shall have the meaning assigned to such term in Section 7.1.

        “Base Purchase Price” shall have the meaning assigned to such term in Section 3.1.

        “Basic Documents” shall have the meaning assigned to such term in Section 4.1(f).

        “Buyer’s Indemnified Loss ” and “Buyer’s Indemnified Losses” shall have the meanings assigned to such terms in Section 12.2

        “Closing” and “Closing Date” shall have the meanings assigned to such terms in Section 9.1.

        “Condition of the Properties” shall have the meaning assigned to such term in Section 12.1 (c).

        “Consents” shall have the meaning assigned to such term in Section 6.5.

        “Conveyance” shall have the meaning assigned to such term in Section 9.2(a).

        “Defect” shall have the meaning assigned to such term in Section 7.2.

        “Defect Deadline” shall have the meaning assigned to such term in Section 7.1.

        “Deposit” shall have the meaning assigned to such term in Section 3.2.

        “Effective Date” shall have the meaning assigned to such term in Section 9.2(a).

        “Environmental Deductible” shall have the meaning assigned to such term in Section 7.8.

        “Excluded Liens” shall have the meaning assigned to such term in Section 7.2(b).

        “Excluded Properties” shall have the meaning assigned to such term in Section 2.2.

        “Indemnitee” shall have the meaning assigned to such term in Section 12.3

        “Oil and Gas Property” and “Oil and Gas Properties” shall have the meanings assigned to such terms in Section 2.1.

        “Other Properties” shall have the meaning assigned to such term in Section 4.1(i).

        “Preferential Rights” shall have the meaning assigned to such term in Section 6.5.

        “Property ” and Properties” shall have the meanings assigned to such terms in Section 2.1.

        “Purchase Price” shall have the meaning assigned to such term in Section 3.1.

        “Routine Governmental Approvals” shall have the meaning assigned to such term in Section 4.1(c).

        “Seller” shall mean CQ, SPA, EnerQuest and Baytech, severally and not jointly with respect to all provisions of this Agreement.

        “Seller’s Indemnified Loss” and “Seller’s Indemnified Losses” shall have the meanings assigned to such terms in Section 12.1.

        “Seller’s Knowledge,” “to Seller’s knowledge” and any similar phrase shall mean, with respect to each party Seller, the knowledge of the personnel set forth in Exhibit 1.1 for such Seller

         “Seller’s Representative” shall have the meaning assigned to such term in Section 15.19.

        “Seller’s Warranties” shall have the meaning assigned to such term in Section 4.2.

        “Survival Period” shall have the meaning assigned to such term in Section 15.1.

        “Title Deductible” shall have the meaning assigned to such term in Section 7.8.

        Section 1.2.    References, Titles and Construction.

    (a)        All references in this Agreement to articles, sections, subsections and other subdivisions refer to corresponding articles, sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise.

    (b)        Titles appearing at the beginning of any of such subdivisions are for convenience only and shall not constitute part of such subdivisions and shall be disregarded in construing the language contained in such subdivisions.

    (c)        The words “this Agreement”, “this instrument”, “herein”, “hereof”, “hereby”, “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

    (d)        Words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Pronouns in masculine, feminine and neuter genders shall be construed to include any other gender.

    (e)        Unless the context otherwise requires or unless otherwise provided herein, the terms defined in this Agreement which refer to a particular agreement, instrument or document also refer to and include all renewals, extensions, modifications, amendments or restatements of such agreement, instrument or document, provided that nothing contained in this subsection shall be construed to authorize such renewal, extension, modification, amendment or restatement.

(f) Examples shall not be construed to limit, expressly or by implication, the matter they illustrate.

ARTICLE II.
Property to be Sold and Purchased

        Section 2.1.    Properties. Seller agrees to sell and Buyer agrees to purchase, for the consideration hereinafter set forth, and subject to the terms and provisions herein contained, the following described properties, rights and interests:

(a) All right, title and interest of Seller in and to the oil, gas and/or mineral leases which are described on Exhibit A hereto and any ratifications or amendments related to such leases; and

    (b)        Without limitation of the foregoing, all other right, title and interest (of whatever kind or character, whether legal or equitable, and whether vested or contingent) of Seller in and to the oil, gas and other minerals in and under or that may be produced from the lands described on Exhibit A hereto or located within the fields identified in Exhibit A even if the lands within such fields are not described in Exhibit A (including, without limitation, interests in oil, gas and/or mineral leases, overriding royalties, production payments, net profits interests, fee mineral interests, fee royalty interests and other interests insofar as they cover such lands); and

    (c)        rights, titles and interests of Seller in and to, or otherwise derived from, all presently existing and valid oil, gas and/or mineral unitization, pooling, and/or communitization agreements, declarations and/or orders (including, without limitation, all units formed under orders, rules, regulations, or other official acts of any federal, state or other authority having jurisdiction, and voluntary unitization agreements, designations and/or declarations) to the extent that they relate to any of the properties described in subsections (a) and (b) above; and

    (d)        All rights, titles and interests of Seller in and to all presently existing and valid production sales contracts, operating agreements, and other agreements and contracts to the extent that they relate to any of the properties described in subsections (a), (b) and (c) above and are set forth on Exhibit A-1; and

    (e)        All rights, titles and interests of Seller in and to all materials, supplies, machinery, equipment, improvements and other personal property and fixtures (including, but not by way of limitation, all wells, wellhead equipment, pumping units, flowlines, tanks, buildings, injection facilities, saltwater disposal facilities, compression facilities, gathering systems, communication and monitoring systems and other equipment) located on the properties described in subsections (a), (b) and (c) above and used in connection with the exploration, development, operation or maintenance thereof, and all files, records, information and data, whether written or electronically stored, used in connection with the exploration, development, operation or maintenance thereof or used to prepare the information provided in the virtual data room on the website of Waterous, but excluding the Excluded Properties.

        The properties, rights and interests specified in the foregoing subsections (a), (b) and (c), except for the Excluded Properties, as defined below, are herein sometimes collectively called the “Oil and Gas Properties,” and individually an “Oil and Gas Property,” and the properties, rights and interests specified in the foregoing subsections (a), (b), (c), (d) and (e), except for the Excluded Properties, are herein sometimes collectively called the “Properties” and individually a “Property”.

        Section 2.2.    Excluded Properties. The Properties do not include, and there is hereby expressly excepted and excluded therefrom and reserved to Seller:

    (a)        all rights and chooses in action, arising, occurring or existing in favor of Seller prior to the Effective Date or arising out of the operation of or production from the Oil and Gas Properties prior to the Effective Date (including, but not limited to, any and all contract rights, claims, receivables, revenues, recoupment rights, recovery rights, accounting adjustments, mispayments, erroneous payments or other claims of any nature in favor of Seller and relating and accruing to any time period prior to the Effective Date);

(b) all corporate, financial, tax and legal (other than title) records of Seller;

(c) all contracts of insurance or indemnity subject to Section 13.1;

(d) all hydrocarbon production from or attributable to the Properties with respect to all periods prior to the Effective Date, as described in Section 11.1 and all proceeds attributable thereto;

(e) any refund of costs, taxes or expenses borne by Seller attributable to the period prior to the Effective Date;

(f) Properties excluded from the purchase and sale contemplated by this Agreement under Section 7.5(b);

(g) any other right or interest in and to the Properties to the extent attributable to the period prior to the Effective Date;

(h) copies (but not the originals) of all files (described in Section 10.1);

(i) all deposits, cash, checks, funds and accounts receivable attributable to Seller’s interests in the Properties with respect to any period of time prior to the Effective Date;

    (j)        all computer or communications software or intellectual property (including tapes, data and program documentation and all tangible manifestations and technical information relating thereto) owned, licensed or used by Seller in its central office, except all such property owned or licensed by Seller and used in the field and all data owned or licensed by Seller and used in connection with the exploration, development, operation or maintenance of the Properties or to prepare the information provided in the virtual data room on the website of Waterous; provided, however, to the extent that Seller is prevented from disclosing or transferring any such property to Buyer, due to obligations to third parties, such property shall be excluded from the Properties and Seller shall provide Buyer with a written notice describing all such property prior to Close;

(k) any vehicles, logo, service mark, copyright, trade name or trademark of or associated with Seller or any affiliate of Seller or any business of Seller or of any affiliate of Seller; and

(l) any programs, software, property, records, files, information, or data, created or owned by any limited partner of any Seller even if such property has been furnished to Seller.

(m) Any documents withheld or not transferred pursuant to Section 10.1.

These excluded properties, rights and interests specified in the foregoing subsections (a) through (l), inclusive, of this Section 2.2 are collectively referred to as the “Excluded Properties.” Buyer shall not be responsible for, and Seller expressly retains, all liabilities related to the Excluded Properties, whether such liabilities arise before or after the Effective Date. It is understood that certain of the Excluded Properties may not be embraced by the term Properties. The fact that certain properties, rights and interests have been expressly excluded is not intended to suggest that had they not been excluded they would have constituted Properties and shall not be used to interpret the meaning of any word or phrase used in describing the Properties.

ARTICLE III.
Purchase Price

        Section 3.1.    Purchase Price. The purchase price for the Properties shall be $345,000,000.00 (such amount, unadjusted by any adjustments provided for in this Agreement or agreed to by the parties, being herein called the “Base Purchase Price”). Such Base Purchase Price may be adjusted as provided in Section 6.5 and Article VII hereof (the Base Purchase Price, as so adjusted, and as the same may otherwise be adjusted by mutual agreement of the parties, being herein called the “Purchase Price”). The Purchase Price shall be paid in cash at the Closing as hereinafter provided. Any net amounts paid to or received by Buyer under Sections 11.2, 11.3 or 11.4 for the period beginning on the Effective Date and ending on the Closing Date shall be treated as a reduction in the Purchase Price, and any net amounts paid to or retained by Seller under Sections 11.2, 11.3 or 11.4 for the period beginning on the Effective Date and ending on the Closing Date shall be treated as an increase in the Purchase Price.

        Section 3.2.    Deposit. Contemporaneously with the execution of this Agreement, Buyer has paid to Seller an amount equal to 5% of the Base Purchase Price (such amount being herein called the “Deposit”). In the event the transaction contemplated hereby is consummated in accordance with the terms hereof, the Deposit shall be applied to the Purchase Price to be paid by Buyer at the Closing. In the event this Agreement is terminated by Buyer or Seller in accordance with Section 8.1 or 8.2 below, the Deposit shall be returned to Buyer or retained by Seller as provided in such Sections. The Deposit shall bear interest at the rate paid by the banking institution at which Seller deposits the Deposit, and if the same is paid to Buyer, or if Buyer receives credit for same against the Purchase Price paid at Closing, such payment, or credit, shall be in the amount of the Deposit plus the amount of such interest. THE PARTIES HEREBY ACKNOWLEDGE THAT THE EXTENT OF DAMAGES TO SELLER OCCASIONED BY THE FAILURE OF THIS TRANSACTION TO BE CONSUMMATED WOULD BE IMPOSSIBLE OR EXTREMELY DIFFICULT TO ASCERTAIN AND THAT THE AMOUNT OF THE DEPOSIT IS A FAIR AND REASONABLE ESTIMATE OF SUCH DAMAGES UNDER THE CIRCUMSTANCES AND DOES NOT CONSTITUTE A PENALTY.

ARTICLE IV.
Representations of Seller

        Section 4.1.    Representations of Seller. Seller represents to Buyer that as of the date of this Agreement:

    (a)       Organization and Qualification. Seller is duly organized and legally existing and in good standing under the laws of the State of Texas and is qualified to do business and in good standing in the State of Texas.

    (b)       Due Authorization. Seller has full power to enter into and perform its obligations under this Agreement and has taken all proper action to authorize entering into this Agreement and performance of its obligations hereunder.

    (c)       Approvals. To Seller’s Knowledge, other than those matters listed on Exhibit 4.1(c) or Exhibit 4.1 (i), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor the compliance with the terms hereof, will result in any default under any agreement or instrument to which Seller is a party or by which the Properties are bound, or violate any order, writ, injunction, decree, statute, rule or regulation applicable to Seller or to the Properties, except for (A) requirements (if any) that there be obtained consents to assignment (or waivers of preferential rights to purchase) from third parties, and (B) approvals (“Routine Governmental Approvals”) required to be obtained from governmental entities which are customarily obtained post-closing.

    (d)       Valid, Binding and Enforceable. This Agreement constitutes (and the Conveyance provided for herein to be delivered at Closing will, when executed and delivered, constitute) the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except as limited by bankruptcy or other laws applicable generally to creditor’s rights and as limited by general equitable principles.

    (e)       Litigation. Other than those listed on Exhibit 4.1(e), there are no (i) pending suits, actions, or administrative proceedings in which Seller is a party or (ii), to Seller’s Knowledge, pending written demands or claims, which affect the Properties (including, without limitation, any actions challenging or pertaining to Seller’s title to any of the Properties), or affecting the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

    (f)       Compliance. To Seller’s Knowledge, the Properties have been and are being operated by Seller in material compliance with all applicable laws and regulations. To Seller’s Knowledge, Seller is not in material breach of the oil, gas and/or mineral leases, or any material contracts and agreements comprising any part of the Properties (such leases, material contracts, and agreements being herein called the “Basic Documents”) and to Seller’s Knowledge all Basic Documents are set forth on Exhibits A and A-1. All royalties, overriding royalties and other similar payments due and payable on production with respect to any lease have been timely and properly paid, except (i) amounts that are being held in suspense which will not result in grounds for cancellation of Seller’s rights in such lease and (ii) matters which are not reasonably likely to have a material adverse effect on the Properties, taken as a whole.

    (g)       Commitments, Abandonments or Proposals. Except as set forth in Exhibit 4.1(g), to Seller’s Knowledge; (a) Seller has incurred no expenses, and has made no commitments to make expenditures (including Seller has not entered into any agreements that would obligate Buyer to make expenditures), in connection with the ownership or operation of the Properties after the Effective Date, other than routine expenses incurred in the normal operation of existing wells on the Oil and Gas Properties; (b) Seller has not abandoned any wells (or removed any material items of equipment, except those replaced by items of materially equal suitability) on the Oil and Gas Properties since the Effective Date; and (c) no proposals or authorities for expenditures are currently outstanding (whether made by Seller or by any other party) to drill additional wells, or to deepen, plug back, or rework existing wells, or to conduct other operations for which consent is required under the applicable operating or unitization agreement, or to conduct any other operations other than normal operation of existing wells on the Oil and Gas Properties, or to abandon any wells, on the Oil and Gas Properties.

    (h)       Liens and Encumbrances. There are no (i) judgments, transcripts of judgments or court actions, adjudicated or pending against or involving Seller, (ii) mortgages, security agreements or similar liens against or involving Seller other than those that will be released at or before Closing, (iii) no notices of unredeemed tax sales or unpaid taxes or special assessments due or delinquent filed against Seller’s interest in the Properties, and (iv) no assignments of leasehold from Seller to other parties not reflected in the materials examined.

    (i)       Consents and Preferential Rights. To Seller’s Knowledge, (i) Exhibit 4.1(i) contains a complete and accurate list of all Consents required to be obtained by Seller for the assignment of the Oil and Gas Properties to Buyer and all Preferential Rights that affect the Oil and Gas Properties, and (ii) as to those Properties, which are not Oil and Gas Properties (“Other Properties”), there are no Consents required to be obtained or Preferential Rights, that, if not waived, would materially interfere with the ability of Buyer to operate the Other Properties, taken as a whole, after the Closing in the same manner that they are currently operated by Seller.

    (j)       Well Status. To Seller’s Knowledge, all wells are listed on Schedule I hereto and there are no wells located on the Oil and Gas Properties that: (a) Seller is currently obligated by law or contract to plug and abandon; (b) Seller will be obligated by law or contract to plug or abandon with the lapse of time or notice or both because the well is not currently capable of producing in commercial quantities; or (c) have been plugged and abandoned but have not been plugged in accordance with all applicable requirements of each regulatory authority having jurisdiction over the Properties.

    (k)       Equipment. To Seller’s Knowledge, the equipment constituting a part of the Properties is in sufficient condition to permit the Properties to be operated in the manner that they have been operated by Seller in the past and in a condition that will not materially interfere with the operation of the Properties, taken as a whole, immediately after the Closing.

    (l)       Production. Except as described in Exhibit 4.1(l) to this Agreement, Seller is not obligated to deliver oil, gas or other minerals produced from the Properties at some future time without then or thereafter receiving payment for the production at less than the prevailing market price.

(m) Title to Other Properties. Seller has sufficient title to the Other Properties to permit the Other Properties to be operated in the manner that they are currently being operated by Seller.

    (n)       Information. To Seller’s Knowledge, the historical lease operating expense and the historical production data furnished to Cawley, Gillespie & Associates, Inc. to develop its reserve report is accurate in all material respects and there are not any net cumulative gas imbalances (taking into account over and under production) in excess of 50,000 Mcf.

        Section 4.2.    Disclaimers. THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLER CONTAINED IN SECTION 4.1 ABOVE (COLLECTIVELY “SELLER’S WARRANTIES”) ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE. SELLER EXPRESSLY DISCLAIMS ANY AND ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES. WITHOUT LIMITATION OF THE FOREGOING AND EXCEPT FOR SELLER’S WARRANTIES, THE PROPERTIES SHALL BE CONVEYED PURSUANT HERETO WITHOUT (a) ANY WARRANTY OR REPRESENTATION WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE RELATING TO TITLE TO THE PROPERTIES, THE CONDITION, QUANTITY, QUALITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO THE MODELS OR SAMPLES OF MATERIALS OR MERCHANTABILITY OF ANY EQUIPMENT OR ITS FITNESS FOR ANY PURPOSE OR (b) ANY OTHER EXPRESS, IMPLIED, STATUTORY OR OTHER WARRANTY OR REPRESENTATION WHATSOEVER. BUYER SHALL HAVE INSPECTED, OR WAIVED (AND UPON CLOSING SHALL BE DEEMED TO HAVE WAIVED) ITS RIGHT TO INSPECT, THE PROPERTIES FOR ALL PURPOSES AND SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, INCLUDING BUT NOT LIMITED TO CONDITIONS SPECIFICALLY RELATED TO THE PRESENCE, RELEASE OR DISPOSAL OF HAZARDOUS SUBSTANCES, SOLID WASTES, ASBESTOS AND OTHER MAN MADE FIBERS, OR NATURALLY OCCURRING RADIOACTIVE MATERIALS (“NORM”). BUYER IS RELYING SOLELY UPON ITS OWN INSPECTION OF THE PROPERTIES, AND BUYER SHALL ACCEPT ALL OF THE SAME IN THEIR “AS IS”, “WHERE IS” CONDITION.

        Section 4.3.    Disclosures. The matters set forth on any of the exhibits referred to in Section 4.1 are not necessarily matters that Seller is required to disclose or matters that would constitute a breach of any representation or warranty had such matters not been disclosed. With respect to all representations and warranties, Seller shall be deemed to have disclosed, and Buyer shall be deemed to have been aware of, any facts that would have been revealed or discovered by a reasonable inquiry and investigation of the matters set forth on any of the exhibits attached hereto.

ARTICLE V.
Representations of Buyer

        Section 5.1.    Representations of Buyer. Buyer represents to Seller that as of the date of this Agreement:

    (a)       Organization and Qualification. Buyer is duly organized and legally existing and in good standing under the laws of the State of Delaware, and is qualified to do business and in good standing in each of the states in which Oil and Gas Properties are located where the laws of such state would require a Delaware corporation owning the Oil and Gas Properties located in such state to so qualify. Buyer is also qualified to own and operate oil and gas properties with all applicable governmental agencies having jurisdiction over the Properties, to the extent such qualification is necessary or appropriate or will be necessary or appropriate upon consummation of the transactions contemplated hereby (including, without limitation, Buyer has met all bonding requirements of such agencies).

    (b)       Due Authorization. Buyer has full power to enter into and perform its obligations under this Agreement and has taken all proper action to authorize entering into this Agreement and performance of its obligations hereunder.

    (c)       Approvals. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor the compliance with the terms hereof, will result in any default under any agreement or instrument to which Buyer is a party, or violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer, except for requirements (if any) that there be obtained consents to assignment (or waivers of preferential rights to purchase) from third parties, and Routine Governmental Approvals.

    (d)       Valid, Binding and Enforceable. This Agreement constitutes (and the Conveyance provided for herein to be delivered at Closing will, when executed and delivered, constitute) the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as limited by bankruptcy or other laws applicable generally to creditor’s rights and as limited by general equitable principles.

    (e)       Litigation. There are no pending suits, actions, or other proceedings in which Buyer is a party (or, to Buyer’s knowledge, which have been threatened to be instituted against Buyer) which affect the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

    (f)       No Distribution. Buyer is acquiring the Properties for its own account and not with the intent to make a distribution in violation of the Securities Act of 1933 as amended (and the rules and regulations pertaining thereto) or in violation of any other applicable securities laws, rules or regulations.

    (g)       Knowledge and Experience. Buyer has (and had prior to negotiations regarding the Properties) such knowledge and experience in the ownership and operation of oil and gas properties and financial and business matters as to be able to evaluate the merits and risks of an investment in the Properties. Buyer is able to bear the risks of an investment in the Properties and understands risks of, and other considerations relating to, a purchase of the Properties.

    (h)       Opportunity to Verify Information. As of the Closing, Buyer has been furnished with all materials relating to the Properties requested by Buyer to which it is entitled under this Agreement and has been afforded the opportunity to ask questions of the Seller (or a person or persons acting on its behalf) concerning the Properties, and all such questions have been answered to the full satisfaction of the Buyer. As of the Closing, Buyer has received all materials, documents, and other information relating to the Properties requested by Buyer to which it is entitled under this Agreement. Buyer understands the merits and risks of an investment in the Properties. As of the Closing, Buyer has made its own independent investigation of the Properties to the extent necessary to verify the truth and accuracy of such materials, documents, and other information.

    (i)       Merits and Risks of an Investment in the Properties. Buyer understands and acknowledges that: (i) an investment in the Properties involves certain risks; (ii) neither the United States Securities and Exchange Commission nor any federal, state or foreign agency has passed upon the Properties or made any finding or determination as to the fairness of an investment in the Properties or the accuracy or adequacy of the disclosures made to Buyer; and (iii) except as set forth in Section 8.1 of this Agreement, Buyer is not entitled to cancel, terminate or revoke this Agreement.

ARTICLE VI.
Covenants of Seller Pending Closing

        Between the date of this Agreement and the Closing Date:

        Section 6.1.    Access to Records. Seller has provided, and will continue to provide Buyer promptly after execution of this Agreement and for the period of time ending 60 days after Closing, all information that Buyer has requested or reasonably requests in connection with the transactions contemplated by this Agreement, including but not limited to (i) all existing financial data relating to the Properties of Seller in Seller’s possession and if such information is not in Seller’s possession, or if such statements are not sufficient, Seller shall make commercially reasonable efforts to assist Buyer in obtaining all data necessary for Buyer to prepare the equivalent of audited financial statements for the last three years to the extent required by the United States Securities and Exchange Commission, (ii) a complete list of all employees, consultants and contractors directly employed in operation of the Properties, and (iii) a schedule of all delay rentals, salt water disposal payments, surface use payments, right-of-way rentals paid by Seller or on its behalf during the past 12 months. Seller will give Buyer, or Buyer’s authorized representatives, at Seller’s office and at all reasonable times before the Closing Date, access to Seller’s records pertaining to the ownership and/or operation of the Properties (including, without limitation, title files, division order files, and production, severance and ad valorem tax records), for the purpose of conducting due diligence reviews contemplated by Section 7.1 below. In addition, Seller will give Buyer, or Buyer’s authorized representatives, for a period of 60 days following the Closing Date and at all reasonable times before the Closing Date, access at Seller’s office to the financial information described in Section 6.1 (i) above which is in Seller’s possession. Buyer may make copies of all of such Seller’s records, at its expense, but shall, if Seller so requests, return all copies so made if the Closing does not occur; all costs of copying such items shall be borne by Buyer. Seller shall not be obligated to provide Buyer with access to that portion of any records or data which Seller reasonably believes is prohibited from providing to Buyer or for which Seller reasonably believes legal privilege may be lost or waived if provided to Buyer. However, as to those records or data which Seller reasonably believes it is prohibited from providing to Buyer, Seller shall make reasonable good faith efforts to obtain permission to provide such records or data to Buyer within one week after execution of this Agreement, provided further that Seller shall only be obligated to cause its employees to expend a reasonable amount of time in an effort to obtain such permission and Seller shall not be obligated to incur any other costs or expenses other than the salaries of such employees. Seller shall provide Buyer with a description of all such prohibited or privileged data within one week after execution of this Agreement.

BUYER RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, AND OTHER INFORMATION, MADE AVAILABLE TO IT IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO THIS SECTION OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, AND OTHER INFORMATION. BUYER EXPRESSLY AGREES THAT ANY RELIANCE UPON OR CONCLUSIONS DRAWN THEREFROM SHALL BE AT BUYER’S RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW AND SHALL NOT GIVE RISE TO ANY LIABILITY OF OR AGAINST SELLER. BUYER HEREBY WAIVES AND RELEASES ANY CLAIMS ARISING UNDER THIS AGREEMENT, COMMON LAW OR ANY STATUTE ARISING OUT OF ANY MATERIALS, DOCUMENTS OR INFORMATION PROVIDED TO BUYER.

        Section 6.2.    Physical Inspection. Seller shall make a good faith effort to give Buyer, or Buyer’s authorized representatives, at all reasonable times before the Closing Date and upon adequate notice to Seller, physical access to the Oil and Gas Properties for the purpose of inspecting same. Buyer recognizes that some or all of the Properties may be operated by parties other than Seller and that Seller’s ability to obtain access to such properties, and the manner and extent of such access, is subject to such third parties. Buyer agrees to comply fully with the rules, regulations and instructions issued by Seller (and, where Properties are operated by other parties, such other parties) regarding the actions of Buyer while upon, entering or leaving the Properties. Buyer shall furnish, free of costs, Seller with a copy of any written report prepared by or for Buyer related to any environmental investigation of the Properties as soon as reasonably possible after it is prepared.

        Section 6.3.    Exculpation and Indemnification. If Buyer exercises rights of access under this Section or otherwise, or conducts examinations or inspections under this Section or otherwise, then (a) such access, examination and inspection shall be at Buyer’s sole risk, cost and expense and Buyer waives and releases all claims against Seller (and its partners and its and their affiliates and the respective directors, officers, employees, attorneys, contractors and agents of such parties) arising in any way therefrom or in any way connected therewith or arising in connection with the conduct of its directors, officers, employees, attorneys, contractors and agents in connection therewith and (b) Buyer shall indemnify, defend and hold harmless Seller (and its partners and its and their affiliates and the respective officers, directors, employees, attorneys, contractors and agents of such parties) from any and all claims, actions, causes of action liabilities, damages, losses, costs or expenses (including, without limitation, court costs and attorneys fees), or liens or encumbrances for labor or materials, arising out of or in any way connected with such matters. THE FOREGOING RELEASE AND INDEMNIFICATION SHALL APPLY WHETHER OR NOT SUCH CLAIMS, ACTIONS, CAUSES OF ACTION, LIABILITIES, DAMAGES, LOSSES, COSTS OR EXPENSES ARISE OUT OF (i) NEGLIGENCE (INCLUDING SOLE NEGLIGENCE, SINGLE NEGLIGENCE, CONCURRENT NEGLIGENCE, ACTIVE OR PASSIVE NEGLIGENCE, BUT EXPRESSLY NOT INCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OF ANY INDEMNIFIED PARTY, OR (ii) STRICT LIABILITY.

        Section 6.4.    Interim Operation. Seller will continue the operation of the Properties in the ordinary course of its business (or, where Seller is not the operator of a Property, will continue its actions as a non-operator in the ordinary course of its business), and will not sell or otherwise dispose of any portion of the Oil and Gas Properties, except for sales or other dispositions of (i) oil, gas and other minerals in the ordinary course of business after production, or (ii) equipment and other personal property or fixtures in the ordinary course of business where the same has become obsolete, is otherwise no longer necessary for the operation of the Properties, or is replaced by an item or items of at least equal suitability. Should Seller receive (or desire to make) any proposals to drill additional wells on the Oil and Gas Properties, or to conduct other operations which require consent of nonoperators under the applicable operating agreement, it will notify Buyer of, and consult with Buyer concerning, such proposals, but any decisions with respect to proposals shall be made by Seller in its sole discretion, so long as the decisions are made in the ordinary course of business. Without expanding any obligations which Seller may have to Buyer, it is expressly agreed that Seller shall never have any liability to Buyer with respect to operation of a Property greater than that which it might have as the operator to a non-operator under the applicable operating agreement (or, in the absence of such an agreement, under the AAPL 610 (1989 Revision) form Operating Agreement), IT BEING RECOGNIZED THAT, UNDER SUCH AGREEMENTS AND SUCH FORM, THE OPERATOR IS NOT RESPONSIBLE FOR ITS OWN NEGLIGENCE, AND HAS NO RESPONSIBILITY OTHER THAN FOR GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

        Section 6.5.    Preferential Rights and Consents. Seller will use reasonable efforts, consistent with industry practices in transactions of this type, to identify, with respect to all material Oil and Gas Properties, (i) all preferential rights to purchase (“Preferential Rights”) and requirements that consents to assignment (“Consents”) be obtained which would be applicable to the transactions contemplated hereby and (ii) the names and addresses of parties holding such rights; in attempting to identify such Preferential Rights and Consents, and the names and addresses of such parties holding the same, Seller shall in no event be obligated to go beyond its own records. Seller will request, from the parties so identified (and in accordance with the documents creating such rights), execution of Consents and/or waivers of Preferential Rights so identified. Seller shall have no obligation other than to so attempt to identify such Preferential Rights or Consents and to so request such execution of Consents and/or waivers of Preferential Rights (including, without limitation, Seller shall have no obligation to Buyer to assure that such Consents or waivers of Preferential Rights are obtained). Buyer has allocated an amount of the Base Purchase Price to each Property as shown on Schedule I. If a party from whom a waiver of a Preferential Right is requested refuses to give such waiver, and the period of time to exercise such Preferential Right has not expired, such Preferential Right shall not constitute a Defect, but Seller may elect to exclude the Property affected by such Preferential Right and to reduce the Base Purchase Price by an amount calculated in the manner provided in Section 7.5 (b). Upon the exercise of any Preferential Rights after the Closing with respect to any Property conveyed to Buyer, Buyer will tender the required interest in such Property affected by such unwaived Preferential Right, at the allocated portion (“Allocated Amount”) of the Base Purchase Price set forth on Schedule I for such affected Property (or portion thereof) to the holder, or holders, of such right. In return for tendering the Property to such holder(s), Buyer shall collect and retain such amount from such purchaser.

ARTICLE VII.
Due Diligence Review

        Section 7.1.    Review By Buyer. Should, as a result of Buyer’s examinations and investigations, or otherwise, one or more matters come to Buyer’s attention which would constitute a Defect (as below defined), and should there be one or more of such Defects which Buyer is unwilling to waive and close the transaction contemplated hereby notwithstanding the fact that such Defects exist, Buyer shall notify Seller in writing of such Defects (such Defects of which Buyer so provides notice are herein called “Asserted Defects”) as soon as the same are identified by Buyer, but in no event later than September 20, 2004 (“Defect Deadline”). Such notification shall include, for each Asserted Defect, (i) a description of the Asserted Defect and the wells and/or units listed on Schedule I to which it relates and all supporting documentation reasonably necessary to fully describe the basis for the Defect or, if the supporting documentation is contained in Seller’s files, sufficient information to enable Seller to expeditiously locate such supporting documentation, (ii) for each applicable well or unit, the size of any variance from “Net Revenue Interest” or “Working Interest” which does or could result from such Asserted Defect and (iii) the amount by which Buyer would propose to adjust the Base Purchase Price. Any Defect with respect to which Buyer fails to so give Seller notice will be deemed waived for all purposes, including if applicable as a condition to Close. Buyer’s sole and exclusive rights and remedies with respect to any matter that constitutes a Defect shall be those set forth in this Article VII and Buyer shall not be shall not be entitled to indemnification or any other remedy with respect to any Defect. All access to Seller’s records and the Properties in connection with such due diligence shall be subject and pursuant to Section 6.1 (including, without limitation, the exculpation and indemnification provisions contained in Section 6.3).

        Section 7.2.    Nature of Defects . The term “Defect” as used in this Section shall mean the following:

    (a)       NRI or WI Variances. Seller’s ownership of the Properties is such that, with respect to a well or unit listed on Schedule I hereto, it (i) entitles Seller to receive a decimal share of the oil, gas and other hydrocarbons produced from such unit, or from currently producing completions in such well which is less than the decimal share set forth on Schedule I in connection with such well or unit in the column headed “Net Revenue Interest” or (ii) causes Seller to be obligated to bear a decimal share of the cost of operation of the currently producing completions in such well or unit greater than the decimal share set forth on Schedule I in connection with such well or unit in the column headed “Working Interest” (without at least a proportionate increase in the share of production to which Seller is entitled to receive from such well or unit).

    (b)       Liens. Seller’s ownership of an Oil and Gas Property is subject to a lien other than (i) a lien for taxes which is not yet delinquent or (ii) a mechanic’s or materialmen’s lien (or other similar lien), or a lien under an operating agreement or similar agreement, to the extent the same relates to expenses incurred in the normal course of business which are not yet delinquent or (iii) liens which will be released at or before Closing (the liens described in (i), (ii) and (iii) of this Section 7.2(b) are herein called “Excluded Liens”).

    (c)       Consents. Seller’s ownership of an Oil and Gas Property is subject to a requirement that Consent be obtained and any assignment without such Consent either is void or could reasonably be expected to terminate or result in forfeiture of Seller’s interest in the Property unless such Consent or a waiver of such Consent is obtained with respect to the transaction contemplated hereby.

    (d)       Imperfections in Title. Seller’s ownership of a Property which is real property is subject to an imperfection in title which, if asserted, would cause a Defect, as defined in Section 7.2 (a) above, to exist, and such imperfection in title is not such as would normally be waived by persons engaged in the oil and gas business when purchasing producing properties.

    (e)       Environmental Matters. Except as disclosed on Exhibit 7.2(e), the operations on any Property which is real property is in violation of Applicable Environmental Laws (below defined) in any material respect (“Applicable Environmental Laws” shall mean all federal, state or local laws, rules, orders or regulations pertaining to health or the environment, including those relating to waste materials and/or hazardous substances).

        Section 7.3.    Permitted Matters and Encumbrances. Notwithstanding any other provision in this Agreement to the contrary, the following matters shall not constitute a Defect, a breach of any covenant, representation or warranty of Buyer or a failure to satisfy a condition to Buyer’s obligation to Close and shall not be asserted as such: defects or irregularities arising out of lack of corporate authorization or a variation in corporate name, unless Buyer provides affirmative evidence that such corporate action was not authorized and results in another person’s superior claim of title to the relevant Property; defects or irregularities that have been cured or remedied by applicable statutes of limitation or statutes for prescription; defects or irregularities in the chain of title consisting of the failure to recite marital status in documents or omissions of heirship proceedings; defects or irregularities in title which for a period of 5 years or more has not delayed or prevented Seller (or Seller’s predecessor, if owned by Seller less than 5 years) from receiving its Net Revenue Interest share of the proceeds of production or causes it to bear a share of expenses and costs greater than its Working Interest share from any unit or well; defects or irregularities resulting from or related to probate proceedings or the lack thereof which defects or irregularities have been outstanding for 2 years or more; a gas imbalance (e.g., a situation where Seller and its predecessor in title to the Properties have taken more or less gas from a well or unit than ownership of the Properties would entitle them to receive); conventional rights of reassignment normally actuated by an intent to abandon or release a lease and requiring notice to the holders of such rights and any other defect or irregularity as would normally be waived by persons engaged in the oil and gas business when purchasing producing properties.

        Section 7.4.    Seller's Response to Asserted Defects. In the event that Buyer notifies Seller of Asserted Defects:

(a) Cure. Seller may (but shall have no obligation to) attempt to cure, prior to Closing, one of more Asserted Defects.

    (b)       Adjustment. Notwithstanding any election made under Section 7.4(a), Seller may also elect to have one or more Asserted Defects, of the type not specified in Section 7.6, handled under Section 7.5 below.

        Section 7.5.    Resolution of Uncured Defects. In the event that, as a part of the due diligence reviews provided for in Section 7.1 above, Asserted Defects, that are not of the type specified in Section 7.6, are presented to Seller and Seller is unable or unwilling to cure such Asserted Defects prior to Closing, or in the event that Buyer or Seller has elected (pursuant to Section 13.1) to treat an Oil and Gas Property affected by a casualty loss as if it was an Oil and Gas Property affected by an Asserted Defect, then:

    (a)       Agree Upon Adjustment. Buyer and Seller shall, with respect to each Property affected by such matters, attempt to agree upon an appropriate downward adjustment of the Base Purchase Price to account for such matters; and

    (b)       Excluded Property. With respect to each Property as to which Buyer and Seller are unable to agree upon appropriate adjustment with respect to all such matters affecting such Property, such Property will be excluded from the transaction contemplated hereby, and the Base Purchase Price will be reduced by the “Allocated Amount” attributed on Schedule I to the wells located on such Property plus the “Allocated Amount” attributed on Schedule I to the units in which such Property participates (but in the case of such units, limited to the portion of such “Allocated Amount” which is proportionate to the portion of Seller’s interest in such units, respectively, which is attributable to such Property).

        Section 7.6.    Adjustment For Certain Uncured Defects. In the event that Buyer raises as an Asserted Defect one of the following types of Defects, the Purchase Price shall be adjusted as set forth below:

    (a)       NRI Variance/Proportionate Price Reductions. If the Asserted Defect is a Defect described in clause (i) of Section 7.2(a): a downward adjustment equal to the amount determined by multiplying the “Allocated Amount” set forth for such well or unit on Schedule I by a fraction (A) the numerator of which is an amount equal to the “Net Revenue Interest” shown on Schedule I for such well or unit less the decimal share to which Seller would be entitled to as a result of its ownership interest in such well or unit which is unaffected by such Defect and (B) the denominator of which is the “Net Revenue Interest” shown for such well or unit on Schedule I. Notwithstanding subsection (b) below, a Defect to which such subsection is applicable may, at Seller’s election, be treated as a Defect under this subsection.

(b) Liens/Payoff Amount. If the Asserted Defect is a Defect described in Section 7.2(b): a downward adjustment equal to the amount of the debt secured by such lien.

        Section 7.7.    Possible Upward Adjustments. Should Seller determine (or should Buyer, in the course of its due diligence reviews contemplated by Section 7.1 above, determine) that the ownership of the Properties by Seller entitles Seller to a decimal share of the production from a well or unit listed on Schedule I greater than the decimal share shown for such well or unit under the column headed “Net Revenue Interest” on such Schedule I, then such party shall propose an upward adjustment to the Base Purchase Price to account for such fact, in which case such adjustment shall be handled in the same manner as provided in Section 7.5 above with respect to adjustments for Asserted Defects. The party making such determination shall notify the other party no later than September 20, 2004.

        Section 7.8.    Limitations on Adjustments. If the Base Purchase Price reduction with respect to a particular Asserted Defect which would result from the above provided for procedure does not exceed $20,000.00 no adjustment shall be made for such Asserted Defect. If the Base Purchase Price reduction (or increase), which would result from the above provided for procedure, as applied to Defects set forth in Section 7.2(a) through (d) for which an adjustment is to be made (and to all upward adjustments under Section 7.7) does not exceed $7,500,000 (“Title Deductible”) as to such Defects and as applied to the Defects set forth in Section 7.2(e)for which adjustments are to be made does not exceed $7,500,000 (“Environmental Deductible”) as to such Defects, then no adjustment of the Base Purchase Price shall occur, and none of the Properties which would be excluded by such procedure shall be excluded. If the Base Purchase Price reduction (or increase) which would result from the above provided for procedure as applied to all Asserted Defects for which an adjustment is to be made (and to all upward adjustments under Section 7.7 exceeds, respectively, the Title Deductible or the Environmental Deductible, the Base Purchase Price shall be adjusted by the amount by which such reduction (or increase) exceeds the Environmental Deductible or Title Deductible, respectively.

ARTICLE VIII.
Conditions Precedent to Closing Obligations

        Section 8.1.    Conditions Precedent to the Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to each of the following conditions being met:

    (a)       Representations True and Correct. Each and every representation of Seller under this Agreement shall be true and accurate in all material respects as of the date when made and, for the purposes of serving as a condition to Close, shall be true and accurate in all material respects at and as of such time of Closing as if it had been made again at and as of the Closing.

    (b)       Compliance with Covenants and Agreements. Seller shall have performed and complied in all material respects with (or compliance therewith shall have been waived by Buyer) each and every covenant and agreement required by this Agreement to be performed or complied with by Seller prior to or at the Closing.

    (c)       Litigation. No suit, action or other proceedings shall, on the date of Closing, be pending or threatened before any court or governmental agency seeking to restrain, prohibit, or obtain material damages or other material relief in connection with the consummation of the transactions contemplated by this Agreement.

    (d)       Price Adjustment Limitations. The aggregate upward adjustment (if any) to the Base Purchase Price which results from the procedures set forth in Sections 6.5 and Article VII does not exceed ten (10%) percent of the Base Purchase Price.

If any such condition on the obligations of Buyer under this Agreement is not met as of the Closing Date, or in the event the Closing does not occur on or before the Closing Date, and (in either case) Buyer is not in breach of its obligations hereunder in the absence of Seller being in breach of its obligations hereunder, this Agreement may, at the option of Buyer, be terminated. In the event such a termination by Buyer occurs the parties shall have no further obligations to one another hereunder (other than the obligations under Sections 6.3 and 12.4 hereof all of which will survive such termination). In the event of such a termination by Buyer, the Deposit will be refunded to Buyer. With respect to any condition set forth above which is not met (and which is asserted by Buyer as a failure of one of its conditions of Closing), and for which the reasons why such condition is not met relate to some, but less than all, of the Properties, Seller may require that such failure of such condition to be met be treated as an uncured Asserted Defect and handled in accordance with the process set forth in Section 7.5 above, and, if Seller so requires such handling, such condition will be considered met for the purposes of this Section. If Buyer proceeds to Closing with knowledge of any condition precedent above not being met by Seller, such condition precedent will be deemed waived by Buyer as a condition to Close and Buyer hereby waives any claim for a breach of representation and warranty related thereto.

        Section 8.2.    Conditions Precedent to the Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the each of the following conditions being met:

    (a)       Representations True and Correct. Each and every representation of Buyer under this Agreement shall be true and accurate in all material respects as of the date when made and for the purposes of serving as a condition to Close, and shall be true and accurate in all material respects at and as of such time of Closing as if it had been made again at and as of the Closing.

    (b)       Compliance With Covenants and Agreements. Buyer shall have performed and complied in all material respects with (or compliance therewith shall have been waived by Seller) each and every covenant and agreement required by this Agreement to be performed or complied with by Buyer prior to or at the Closing.

    (c)       Price Adjustment Limitations. The aggregate downward adjustment (if any) to the Base Purchase Price which results from the procedures set forth in Sections 6.5 and Article VII does not exceed ten (10%) percent of the Base Purchase Price.

    (d)       Litigation. No suit, action or other proceedings shall, on the date of Closing, be pending or threatened before any court or governmental agency seeking to restrain, prohibit, or obtain material damages or other material relief in connection with the consummation of the transactions contemplated by this Agreement.

If any such condition on the obligations of Seller under this Agreement is not met as of the Closing Date, or in the event the Closing does not occur on or before the Closing Date, and (in either case) Seller is not in breach of its obligations hereunder in the absence of Buyer being in breach of its obligations hereunder, this Agreement may, at the option of Seller, be terminated, in which case the parties shall have no further obligations to one another hereunder (other than the obligations under Sections 6.3 and 12.4 hereof, all of which will survive such termination). If Seller proceeds to Closing with knowledge of any condition precedent above not being met by Buyer, such condition precedent will be deemed waived by Seller as a condition to Close and Seller hereby waives all claims for a breach of representation and warranty related thereto. In the event of such a termination by Seller, the Deposit will be refunded to Buyer, unless (i) the conditions which are not met include condition (a) or (b) above or (ii) Buyer shall otherwise have breached this Agreement, in which event the Deposit shall be retained by Seller.

        Section 8.3.    Imbalances at Closing. Notwithstanding anything to the contrary contained herein, in the event the gas imbalances are not as represented in Section 4.1(n), the parties shall nevertheless Close and the Purchase Price shall be adjusted as provided in Section 11.5.

ARTICLE IX.
Closing

        Section 9.1.    Closing. The closing (herein called the “Closing”) of the transaction contemplated hereby shall take place in the offices of Thompson &Knight LLP in Dallas, Texas, at 1700 Pacific Avenue, on September 23, 2004, at 10:00 a.m. Central Standard Time, or at such other date and time as the Buyer and Seller may mutually agree upon (such date and time, as changed pursuant to the parties’ agreement, being herein called the “Closing Date”).

        Section 9.2.    Seller's Closing Obligations. At the Closing,

    (a)       Delivery of Conveyance. Upon receipt of payment of the amount provided in Section 9.3(a), Seller shall execute, acknowledge and deliver to Buyer a conveyance of the Properties (the “Conveyance”), in the form attached hereto as Schedule II (and with Exhibits A and A-1 hereto, with such modifications as may be mutually agreed to by Buyer and Seller, being attached thereto), effective as to runs of oil and deliveries of gas and for all other purposes as of 7 o’clock a.m., local time at the locations of the Properties, respectively, on July 1, 2004 (herein called the “Effective Date”).

    (b)       Documents. Seller shall execute and deliver a copy of the Transition Agreement, P-4s and other required change of operator forms and a transitional operating agreement if requested pursuant to, and as provided in, Section 10.2 Seller shall, if requested by Buyer, execute and deliver to Buyer (i) assignments, bills of sale and title certificates to the extent necessary to transfer title to the Property, (ii) FIRPTA certificates and (iii) letters in lieu of transfer orders (or similar documentation) in forms acceptable to both parties.

(c) Turn Over Possession. Seller shall, to the extent Seller can do so, turn over possession of the Properties.

    (d)       Identification of Entities. Seller shall provide Buyer with a list identifying all applicable operators, non-operators, oil and gas purchasers, and government agencies whom Buyer is required to notify after Closing pursuant to Section 10.3 of this Agreement.

        Section 9.3.    Buyer's Closing Obligations. At the Closing,

    (a)       Payment to Seller. Buyer shall deliver to the Seller, by wire transfer of immediately available funds to an account designated by Seller in a bank located in the United States, an amount equal to (A) the Purchase Price, less or plus (as the case may be) (B) any adjustments under Section 11.2 which are to be made at Closing, less (C) the Deposit.

    (b)       Succession by Buyer. Buyer shall (A) furnish to Seller such evidence (including, without limitation, evidence of satisfaction of all applicable bonding requirements) as Seller may require that Buyer is qualified with the applicable authorities to succeed Seller as the owner and, where applicable, operator of the Properties, (B) with respect to properties operated by Seller where Buyer is to succeed Seller as operator, execute and deliver to Seller appropriate evidence reflecting change of operator as required by applicable authorities (including, without limitation, Form P-4 for filing with the Railroad Commission of Texas), and (C) execute and deliver to Seller such forms as Seller may reasonably request for filing with the applicable authorities to reflect Buyer’s assumption of plugging and abandonment liabilities with respect to the wells located on the Properties or on units in which the Properties participate.

(c) Documents. Buyer shall execute and deliver a copy of the Transition Agreement.

ARTICLE X.
Post Closing Actions

        Section 10.1.    Transfer of Files. Seller will use its best efforts to deliver to Buyer, at Buyer’s expense, and within 30 days after the later of Seller relinquishing operations or the termination of the Transition Agreement, all of Seller’s lease files, abstracts and title opinions, division order files, production records, well files, seismic, geological, geophysical and other similar data comprising a part of the Property, accounting records (but not including general financial accounting or tax accounting records), and other similar files and records which directly relate to the Properties, other than those which Seller cannot provide to Buyer without, in its opinion, breaching, or risking a breach of, agreements with other parties, or waiving, or risking waiving, legal privilege. Seller shall not be obligated to provide Buyer with access to or to transfer that portion of any records or data for which Seller reasonably believes legal privilege may be lost or waived if provided or transferred to Buyer or which Seller reasonably believes it is prohibited from providing to Buyer. However, as to those documents or files which Seller reasonably believes it is prohibited from providing to Buyer, Seller shall make reasonable good faith efforts to obtain permission to provide such records or data to Buyer within one week after execution of this Agreement, provided that Seller shall only be obligated to cause its employees to expend a reasonable amount of time in an effort to obtain such permission and Seller shall not be obligated to incur any costs or expenses to obtain such permission other than the salaries of such employees. Seller may, at its election, make and retain copies of any or all such files. Buyer shall preserve all files so delivered by Seller of a period of 2 years following Closing and will allow Seller access (including, without limitation, the right to make copies at Seller’s expense) to such files at all reasonable times.

        Section 10.2.    Operational Transition. IT IS RECOGNIZED THAT THERE IS NO ASSURANCE GIVEN BY SELLER THAT BUYER SHALL SUCCEED SELLER AS OPERATOR OF ANY PROPERTY WHERE OTHER PARTIES OWN INTERESTS IN THE WELLS LOCATED THEREON. If requested by Buyer, Seller shall remain as operator of the Properties it currently operates until no later than October 30, 2004, pursuant to terms of a transitional operating agreement as provided below. To the extent Seller remains an operator after Closing (which it shall have no obligation to do), it shall serve as operator under the applicable operating agreement in the manner provided by such agreement and, to the extent Seller so operates any Property after Closing, its obligations to Buyer with respect thereto shall be no greater than those which it would have to a non-operator under the applicable operating agreement (and, in the absence of an operating agreement, under the AAPL 610 (1989 Revision) form Operating Agreement), IT BEING RECOGNIZED THAT, UNDER SUCH AGREEMENTS AND SUCH FORM, THE OPERATOR IS NOT RESPONSIBLE FOR ITS OWN NEGLIGENCE, AND HAS NO RESPONSIBILITY OTHER THAN FOR GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. Anything to the contrary notwithstanding, if Seller has been designated as the Operator under any operating agreement applicable to the Oil and Gas Properties but Seller has contracted with one of its affiliates to perform the services of the Operator, then after the Closing, Seller shall not remain as Operator or perform any services with respect to the operation of such Oil and Gas Property. However, for the providing of services for Properties Seller does not operate, and if Buyer succeeds Seller as the Operator with respect to any of such contract operated Oil and Gas Properties, Seller shall cause its affiliated contract operator to enter into an agreement, in the form of Exhibit 10.2,“Transition Agreement,”with Buyer at the Closing providing for the interim operation of such Oil and Gas Property by such affiliated contract operator.

        Section 10.3.    Notifications by Buyer. Immediately after the Closing, Buyer shall notify all applicable operators, non-operators, oil and gas purchasers, and government agencies that it has purchased the Properties.

ARTICLE XI.
Accounting Adjustments

        Section 11.1.    Adjustments for Revenues and Expenses. Appropriate adjustments shall be made between Buyer and Seller so that:

    (a)        Buyer will bear all expenses which are incurred in the operation of the Properties after the Effective Date, including, without limitation, all drilling costs, all capital expenditures, all overhead charges under applicable operating agreements (regardless of whether such operating agreements are with third parties or related entities and regardless of whether Seller is the operator or a non-operator), all other overhead charges actually charged by third parties, and, where Seller is the operator of a well and there is no operating agreement, all overhead charges currently being charged per well per month (prorated for any period less than one month and proportionately reduced to Seller’s working interest in any such well) for each month or part thereof between the Effective Date and Closing, and Buyer will receive all proceeds (net of applicable production, severance, and similar taxes) from sales of oil, gas and/or other minerals which are produced from (or attributable to) the Properties and which are produced after the Effective Date, and

    (b)        except as provided in subsection (c) below, Section 11.4 below and Article XII, Seller will bear all expenses which are incurred in the operation of the Properties before the Effective Date and Seller will receive all proceeds (net of applicable production, severance, and similar taxes) from the sale of oil, gas and/or other minerals which were produced from (or attributable to) the Properties and which were produced before the Effective Date and

    (c)        Buyer will bear all drilling costs, reworking costs, and all other capital expenditures which are incurred in connection with the development, exploration or operation of the Properties after the earlier of the Effective Date or the date of this Agreement.

        It is agreed that, in making such adjustments:

    (i)       oil which was produced from the Oil and Gas Properties and which was, on the Effective Date, stored in tanks located on the Oil and Gas Properties (or located elsewhere but used by Seller to store oil produced from, or attributable to, the Oil and Gas Properties prior to delivery to oil purchasers) and above pipeline connections shall be deemed to have been produced before the Effective Date,

    (ii)       ad valorem and similar taxes assessed for periods prior to the Effective Date shall be borne by Seller and ad valorem taxes assessed for periods on or after the Effective Date shall be borne by Buyer (ad valorem and similar taxes shall be considered assessed for the period for which they are stated to be assessed, even if the same are based on production or other activities occurring in prior periods),

    (iii)       ad valorem and similar taxes assessed with respect to a period which the Effective Date splits shall be prorated based on the number of days in such period which fall on each side of the Effective Date (with the day on which the Effective Date falls being counted in the period after the Effective Date),

(iv) the provisions of Section 15.3 shall be given effect as if the same had taken effect on the Effective Date,

(v) casualty losses shall be handled in accordance with Section 3.1,

    (vi)       delay rentals, salt water disposal payments, surface use payments and right-of-way rentals shall be attributable to the period for which they are paid and prorated based upon the Effective Date, and

(vii) no consideration shall be given to the local, state or federal income tax liabilities of any party.

        Section 11.2.    Initial Adjustment at Closing. At least 5 days before the Closing Date, Seller shall provide to Buyer a statement showing its computations of the amount of the adjustments provided for in Section 11.1 above based on amounts which prior to such time have actually been paid or received by Seller. Buyer and Seller shall attempt to agree upon such adjustments prior to Closing, provided that if agreement is not reached, Seller’s computation shall be used at Closing, subject to further adjustment under Section 11.3 below. If the amount of adjustments so determined which would result in a credit to Buyer exceed the amount of adjustments so determined which would result in a credit to Seller, Buyer shall, as provided in Section 9.3 above, receive a credit at Closing for the amount of such excess, and if the converse is true, then, as provided in Section 9.3 above, the amount to be paid by Buyer to Seller at Closing shall be increased by the amount of such excess.

        Section 11.3.    Adjustment Post Closing. On or before 90 days after Closing, Buyer and Seller shall review any additional information which may then be available pertaining to the adjustments provided for in Section 11.1 above, shall determine if any additional adjustments should be made beyond those made at Closing (whether the same be made to account for expenses or revenues not considered in making the adjustments made at Closing, or to correct errors made in the adjustments made at Closing), and shall make any such adjustments by appropriate payments from Seller to Buyer or from Buyer to Seller. During the period between Closing and the point in time when such post closing adjustment has been agreed to, each party shall, on a monthly basis, pay over to the other any revenue received by it with respect to the Properties which was, under Section 11.1 above, allocated to such party; such payments shall be considered in making such post closing adjustment.

        Section 11.4.    Additional Adjustments. Should any additional adjustments provided for in Section 11.1 be required after such adjustments under Section 11.3are concluded, such adjustments shall be made by appropriate payments from Buyer to Seller or from Seller to Buyer.

        Section 11.5.    Imbalance Adjustments. At Closing, Buyer and Seller shall, based upon data available at that time, determine (i) the total amount of “overproduction” of gas as of the Effective Date with respect to the wells and units listed on Schedule I (e.g. volumes of gas, measured in Mcf, taken from such wells and units by the Seller and its predecessors in title to the Properties in excess of those volumes which the ownership of the Properties would entitle them to receive) and (ii) total amount of “underproduction” of gas as of the Effective Date with respect to wells and units listed in Schedule I (e.g. the amount by which the volumes of gas, measured in Mcf, from such wells and units which the ownership of the Properties by Seller and its predecessors in title thereto would entitle them to take exceeds the volumes taken from such wells and units by Seller and such predecessors). If the total amount of overproduction (as so determined) exceeds the total amount of underproduction (as so determined) Buyer shall, as provided in Section 9.3 above, receive a credit against the Purchase Price equal to $3 per Mcf times such excess. If the total amount of underproduction (as so determined) exceeds the total amount of overproduction (as so determined), then, as provided in Section 9.3 above, the amount to be paid by Buyer to Seller at Closing shall be increased by an amount equal to $3 per Mcf times such excess. There shall be no adjustment for overproduction or underproduction if the net amount does not exceed a value of $25,000 based upon the $3 per Mcf valuation.

ARTICLE XII.
Assumption and Indemnification

        Section 12.1.    Assumption and Indemnification By Buyer. From and after the Closing, Buyer shall assume, indemnify and hold Seller (and its partners, members, and all their affiliates, and all their respective directors, officers and employees ) harmless from and against any and all claims, actions, causes of action, liabilities, damages, losses, costs or expenses (including, without limitation, court costs and consultants’ and attorneys’fees) of any kind or character (individually a “Seller’s Indemnified Loss” and collectively “Seller’s Indemnified Losses”) arising out of

(a) any misrepresentation or breach of any warranty, covenant or agreement of Buyer contained in this Agreement, or any certificate delivered at the Closing,

    (b)        the ownership and/or operation of the Properties regardless of whether the same accrued or otherwise arose before or after the Closing (including, without limitation, those arising under the contracts and agreements described in Section 2.1(d) above), provided that Buyer is not obligated to indemnify Seller under this subparagraph (b) for any Buyer’s Indemnified Loss to the extent that Seller is obligated to indemnify Buyer for such Buyer’s Indemnified Loss pursuant to this Agreement,

    (c)        the condition (“Condition of the Properties”) of the Properties on the date of Closing (including, without limitation, within such matters all obligations to properly plug and abandon, or replug and re-abandon, wells located on the Properties, to restore the surface of the Properties and to comply with, or to bring the Properties into compliance with, applicable environmental laws, rules, regulations and orders, including conducting any remediation activities which may be required on or otherwise in connection with activities on the Properties), regardless of whether such condition or the events giving rise to such condition arose or occurred before or after the Closing, or

    (d)        any Defect, except for any right of Buyer under Article VII to an adjustment to the Base Purchase Price for such Defect or to exclude a Property for such Defect and to receive a reduction in the Base Purchase Price to account for the exclusion of such Property.

THE FOREGOING ASSUMPTIONS AND INDEMNIFICATIONS SHALL APPLY WHETHER OR NOT SUCH DUTIES, OBLIGATIONS OR LIABILITIES, OR SUCH CLAIMS, ACTIONS, CAUSES OF ACTION, LIABILITIES, DAMAGES, LOSSES, COSTS OR EXPENSES ARISE OUT OF (i) NEGLIGENCE (INCLUDING SOLE NEGLIGENCE, SINGLE NEGLIGENCE, CONCURRENT NEGLIGENCE, ACTIVE OR PASSIVE NEGLIGENCE, BUT EXPRESSLY NOT INCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OF ANY INDEMNIFIED PARTY, OR (ii) STRICT LIABILITY.

        Section 12.2.    Indemnification By Seller. From and after Closing, Seller shall indemnify and hold Buyer (and its directors, officers and employees) harmless from and against any and all claims, actions, causes of action, liabilities, damages, losses, costs or expenses (including without limitation court costs and consultants and attorneys fees) (individually a “Buyer’s Indemnified Loss “and collectively “Buyer’s Indemnified Losses”) arising out of

(a) any misrepresentation or breach of any warranty, covenant or agreement of Seller contained in this Agreement, or any certificate delivered at the Closing, or

(b) the ownership or operation of the Properties by Seller prior to the Closing, provided that Seller is not obligated to indemnify Buyer for the Condition of the Properties or for any Defect, and

(c) any Excluded Liens.

However, Seller shall not be obligated to indemnify Buyer for Buyer’s Indemnified Losses except to the extent that the aggregate of all of Buyer’s Indemnified Losses exceeds $4,000,000.00.

        Section 12.3.    Notice of Claim. If indemnification pursuant to Section 12.1 or 12.2 is sought, the party seeking indemnification (the “Indemnitee”) shall give written notice to the indemnifying party of an event giving rise to the obligation to indemnify, describing in reasonable detail the factual basis for such claim, and shall allow the indemnifying party to assume and conduct the defense of the claim or action with counsel reasonably satisfactory to the Indemnitee, and cooperate with the indemnifying party in the defense thereof; provided, however, that the omission to give such notice to the indemnifying party shall not relieve the indemnifying party from any liability which it may have to the Indemnitee, except to the extent that the indemnifying party is prejudiced by the failure to give such notice and as otherwise provided in Section 15.1. The Indemnitee shall have the right to employ separate counsel to represent the Indemnitee if the Indemnitee is advised by counsel that an actual conflict of interest makes it advisable for the Indemnitee to be represented by separate counsel and the reasonable expenses and fees of such separate counsel shall be paid by the indemnifying party.

        Section 12.4.    No Commissions Owed. Seller agrees to indemnify and hold Buyer (and its partners and its and their affiliates, and the respective officers, directors, employees, attorneys, contractors and agents of such parties) harmless from and against any and all claims, actions, causes of action, liabilities, damages, losses, costs or expenses (including, without limitation, court costs and attorneys fees) of any kind or character arising out of or resulting from any agreement, arrangement or understanding alleged to have been made by, or on behalf of, Seller with any broker or finder in connection with this Agreement or the transaction contemplated hereby. Buyer agrees to indemnify and hold Seller (and its partners and its and their affiliates and the respective officers, directors, employees, attorneys, contractors and agents of such parties) harmless from and against any and all claims, actions, causes of action, liabilities, damages, losses, costs or expenses (including, without limitation, court costs and attorneys fees) of any kind or character arising out of or resulting from any agreement, arrangement or understanding alleged to have been made by, or on behalf of, Buyer with any broker or finder in connection with this Agreement or the transaction contemplated hereby.

ARTICLE XIII.
Casualty Losses

        Section 13.1.    Casualty Loss. In the event of damage by fire or other casualty to the Properties prior to the Closing, this Agreement shall remain in full force and effect, and in such event:

    (a)       Oil and Gas Properties. As to each such Property so damaged which is an Oil and Gas Property, then (unless Seller elects to repair such damage, which Seller shall have no obligation to do, in which case all rights to insurance proceeds, and claims against third parties, related thereto shall belong to Seller), (i) at the election of either Buyer or Seller, such Property shall be treated as if it had an Asserted Defect associated with it and the procedure provided for in Section 7.5 shall be applicable thereto (in which case, unless Buyer and Seller agree to the contrary, all rights to insurance proceeds, and claims against third parties, related thereto shall belong to Seller), or, (ii) if no such election is made by Buyer or Seller, the Purchase Price will not be adjusted, and Seller shall, at Seller’s election, either collect (and when collected pay over to Buyer) any insurance claims related to such damage, or assign to Buyer such insurance claims, and, in either event, Buyer shall take title to the Property affected by such loss without reduction of the Purchase Price.

    (b)       Other Properties. As to each such Property so damaged which is other than an Oil and Gas Property, Seller shall, at Seller’s election, either (i) repair such damage or replace such Property, (ii) collect (and when collected pay over to Buyer) any insurance claims related to such damage, or (iii) assign to Buyer any insurance claims related to such damage. Whether Seller elects either (i), (ii) or (iii) under this Section 13.1(b), Buyer shall take title to the Property (or the replacement property to the extent Seller elects to replace such Property under(i) ) affected by such loss without reduction of the Purchase Price and

Seller shall maintain its existing insurance coverage, and in the event of a loss which is not covered by insurance, Seller shall have no obligation to Buyer with respect thereto; provided that, if Buyer so requests, and if Seller has not repaired the damage or replaced the Property and if Buyer has not elected option (i) in Section 13.1(a) above, Seller will assign any rights it may have against third parties with respect to such damage.

ARTICLE XIV.
Notices

        Section 14.1.    Notices. All notices and other communications required under this Agreement shall (unless otherwise specifically provided herein) be in writing and be delivered personally, by recognized commercial courier or delivery service which provides a receipt, by telecopier (with receipt acknowledged), or by registered or certified mail (postage prepaid), at the following addresses:

If to Buyer:	Whiting Oil and Gas Corporation 1700 Broadway, Suite 2300 Denver, Colorado 80290-2300 Attention: John Hazlett Telephone: 303-837-1661 Fax: 303-861-4023 e-mail: JohnH@whiting.com

If to Seller:	CQ Acquisition Partners I, L.P. 303 West Wall, Suite 1400 Midland, Texas 79702 Attention: Tim Dunn Telephone: (432) 685-3116 Fax: (432) 687-4804 e-mail: tdunn@crownquest.com

EnerQuest Oil & Gas, Ltd. 303 West Wall, Suite 1400 Midland, Texas 79702 Attention: Tim Dunn, Chief Executive Officer Telephone: (432) 685-3116 Fax: (432) 687-4804 e-mail: tdunn@crownquest.com

Baytech L.L.P. 110 West Louisiana, Suite 500 Midland, Texas 79702 Telephone: (432) 686-9801 Fax: (432) 686-9921

SPA-CQAP II, LP 303 West Wall, Suite 1400 Midland, Texas 79702 Attention: Tim Dunn Telephone: (432) 685-3116 Fax: (432) 687-4804 e-mail: tdunn@crownquest.com and shall be considered delivered on the date of receipt. Any party may specify as its proper address any other post office address within the continental limits of the United States by giving notice to the other parties, in the manner provided in this Section, at least ten (10) days prior to the effective date of such change of address.

ARTICLE XV.
Miscellaneous Matters

        Section 15.1.    Survival of Provisions. All representations and warranties contained in this Agreement, or in any certificate delivered at Closing shall survive the Closing and the delivery of the Conveyance but only for a period (“Survival Period”) of six (6) months from the Closing. All covenants of Seller or Buyer contained in this Agreement, or in any certificate delivered at the Closing shall survive the Closing and the delivery of the Conveyance, except for (a) any covenant which by its terms terminates as of a specific date and (b) the covenants set forth in Section 12.2, (and any other covenants to indemnify Buyer) which shall only survive for the Survival Period. Notice of any claim for indemnification by Buyer arising during the Survival Period must be given to the other party, within 90 days after such claim arises, as a condition precedent to the right to sue to enforce such claim for indemnification. Buyer may bring a suit to enforce any claim for indemnification under this Agreement, arising during the Survival Period, for a period of two (2) years after the cause of action arose with respect to any matter for which Buyer shall have given Seller written notice as provided herein.

        Section 15.2.    Further Assurances. After the Closing, Seller shall execute and deliver, and shall otherwise cause to be executed and delivered, from time to time, such further instruments, notices, division orders, transfer orders and other documents, and do such other and further acts and things, as may be reasonably necessary to more fully and effectively grant, convey and assign the Properties to Buyer.

        Section 15.3.    Gas Imbalances, Makeup Obligations. Without limitation on any other provision of this Agreement, it is expressly understood and agreed that, upon the occurrence of Closing, but effective as of the Effective Date, Buyer shall succeed to and assume the position of Seller with respect to all gas imbalances and make-up obligations related to the Properties (regardless of whether such imbalances or make-up obligations arise at the wellhead, pipeline, gathering system or other level, and regardless of whether the same arise under contract or otherwise). As a result of such succession, Buyer shall (i) be entitled to receive any and all benefits which Seller would have been entitled to receive by virtue of such position (including, without limitation, rights to produce and receive volumes of production in excess of volumes which it would otherwise be entitled to produce and receive by virtue of ownership of the Properties and rights to receive cash balancing payments), and (ii) be obligated to suffer any detriments which Seller would have been obligated to suffer by virtue of such position (including, without limitation, the obligation to deliver to others production volumes which would have otherwise been attributable to its ownership of the Properties, to deliver production to purchasers hereof without receiving full payment therefor, or to make cash balancing payments or to repay take or pay payments) and (iii) shall be responsible for any and all royalty obligations with respect to such imbalances (including, without limitation, any of the same arising out of royalties having been paid on an “entitlement” basis rather than a “receipts” basis).

        Section 15.4.    Waiver of Consumer Rights. Buyer hereby waives its rights under the Texas Deceptive Trade Practices — Consumer Protection Act, Section 17.41 et seq., Business and Commerce Code, a law that gives consumers special rights and protections, and any similar law in any other state to the extent such Act or similar law would otherwise apply. After consultation with an attorney of Buyer’s own selection, Buyer voluntarily consents to this waiver. To evidence Buyer’s ability to grant such waiver, Buyer represents to Seller that it (a) is in the business of seeking or acquiring, by purchase or lease, goods or services for commercial or business use, (b) has knowledge and experience in financial and business matters that enable it to evaluate the merits and risks of the transactions contemplated hereby, (c) is not in a significantly disparate bargaining position, and (d) has consulted with, and is represented by, an attorney of Buyer’s own selection in connection with this transaction, and such attorney was not directly or indirectly identified, suggested, or selected by Seller or an agent of Seller.

        Section 15.5.    Parties Bear Own Expenses/No Special Damages. Each party shall bear and pay all expenses (including, without limitation, legal fees) incurred by it in connection with the transaction contemplated by this Agreement. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY NEITHER PARTY SHALL HAVE ANY OBLIGATIONS WITH RESPECT TO THIS AGREEMENT, OR OTHERWISE IN CONNECTION HEREWITH, FOR ANY SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES.

        Section 15.6.    No Sales Taxes. No sales, transfer or similar tax will be collected at Closing from Buyer in connection with this transaction. If, however, this transaction is later deemed to be subject to sales, transfer or similar tax, for any reason, Buyer agrees to be solely responsible, and shall indemnify and hold Seller (and its affiliates, and its and their directors, officers, employees, attorneys, contractors and agents) harmless, for any and all sales, transfer or other similar taxes (including related penalty, interest or legal costs) due by virtue of this transaction on the Properties transferred pursuant hereto and the Buyer shall remit such taxes at that time. Seller and Buyer agree to cooperate with each other in demonstrating that the requirements for exemptions from such taxes have been met.

        Section 15.7.    Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to subject matter hereof and supersedes all prior agreements, understandings, negotiations, and discussions among the parties with respect to such subject matter; provided that any Confidentiality Agreement executed by Buyer and Seller, or any representative of Seller, in connection with the transaction contemplated hereby remains in full force and effect and is not superseded or modified by this Agreement.

        Section 15.8.    Amendments, Waivers. This Agreement may be amended, modified, supplemented, restated or discharged (and provisions hereof may be waived) only by an instrument in writing signed by the party against whom enforcement of the amendment, modification, supplement, restatement or discharge (or waiver) is sought.

        Section 15.9.    Choice of Law. Without regard to principles of conflicts of law, this Agreement shall be construed and enforced in accordance with and governed by the laws of the state of Texas applicable to contracts made and to be performed entirely within such state and the laws of the United States of America, except that, to the extent that the law of a state in which a portion of the Properties is located (or which is otherwise applicable to a portion of the Properties) necessarily governs, the law of such state shall apply as to that portion of the property located in (or otherwise subject to the laws of) such state.

        Section 15.10.    Time of Essence. Time is of the essence in this Agreement.

        Section 15.11.    No Assignment. Neither party shall have the right to assign its rights under this Agreement, without the prior written consent of the other party first having been obtained.

        Section 15.12.    Successors and Assigns. Subject to the limitation on assignment contained in Section 15.11 above, the Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns.

        Section 15.13.    No Press Releases. Except as may be required under applicable law, prior to Closing neither party shall make any public announcement with respect to the transaction contemplated hereby without the consent of the other party.

        Section 15.14.    Counterpart Execution, Fax Execution. This instrument may be executed in a number of identical counterparts, each of which for all purposes is to be deemed an original, and all of which constitute collectively, one instrument. It is not necessary that each party hereto execute the same counterpart so long as identical counterparts are executed by each such party hereto. However, this Agreement shall not be binding on any party unless and until it has been executed and delivered by Buyer and CQ, SPA, EnerQuest and Baytech. This instrument may be validly executed and delivered by facsimile or other electronic transmission.

        Section 15.15.    Exclusive Remedy. The sole and exclusive remedy of Buyer against Seller or any of its respective directors, partners, officers, employees, and agents ( and including, specifically, Waterous International (USA), Inc. and its directors, officers, and agents) with respect to the Properties or this Agreement shall be pursuant to the express provisions of this Agreement. Without limitation of the foregoing, if the Closing occurs the sole and exclusive remedy of Buyer, for any and all (a) claims relating to any representations, warranties, covenants and agreements that is contained in this Agreement or in any certificate delivered at Closing and that survive the Closing, (b) other claims pursuant to or in connection with this Agreement and (c) other claims relating to the Properties and the purchase and sale thereof, shall be any right to indemnification from such claims that is expressly provided in this Agreement, and if no such right of indemnification is expressly provided, then such claims are hereby waived to the fullest extent permitted by law. If the Closing occurs, Buyer shall also be deemed to have waived, to the fullest extent permitted under applicable law, any right to contribution against Seller (including, without limitation, any contribution claim arising under any applicable environmental law) and any and all other rights, claims and causes of action it may have against Seller arising under or based on any federal, state or local statute, law, ordinance, rule or regulation or common law or otherwise. If the Closing does not occur due to the breach of Seller, (i) to the extent permitted by applicable law, the sole and exclusive remedy of Buyer shall be the right to specific performance under applicable law (ii) Buyer shall not be entitled to recover any monetary damages and (iii) therefore Seller agrees that in such event Buyer’s legal remedies will be inadequate and that the Properties are unique. If the foregoing limitation of Buyer’s remedy to specific performance should for any reason be legally unenforceable, then the sole and exclusive remedy of Buyer in such event shall instead be any right to recover actual, direct damages for such breach, provided that in no event shall Buyer be entitled to recover an amount in excess of an amount equal to the Deposit.

        Section 15.16.    Maximum Limit on Seller’s Indemnity Obligations. Anything to the contrary notwithstanding, in no event shall the Seller be obligated under this Agreement to indemnify Buyer for an aggregate amount in excess of ten percent (10%) of the Purchase Price.

        Section 15.17.    Imputed Knowledge and Waiver. Anything to the contrary notwithstanding, if Buyer owns any interest in any Property or acts as a operator with respect to any Property (regardless of whether or not it also owns an interest in such Property) Buyer shall be deemed to have knowledge of any Defect or breach of any representation or warranty by Seller with respect to such Property, and shall not be entitled (and hereby waives any right ) (a) to give a notice of an Asserted Defect with respect to such Property, (b) to refuse to close because of the existence of any such Defect or breach or (c) to indemnity or any other remedy with respect to any such Defect or breach.

        Section 15.18.    Seller’s Obligations Several Not Joint. Anything to the contrary notwithstanding, the obligations and liability of CQ, SPA, EnerQuest and Baytech, arising under and in connection with this Agreement shall several and not joint. All representations, warranties, covenants, rights and obligations of “Seller” under this Agreement relating to the Properties are made by CQ, SPA, EnerQuest and Baytech, severally with respect only to the interest owned by each, respectively, in the Properties. The representations, warranties, covenants, rights and obligations relating to the organization of “Seller”, are made individually by each only as to its business organization.

        Section 15.19.    Seller’s Representative. CQ, SPA, EnerQuest and Baytech hereby appoint CQ to serve as their representative and agent (“Seller’s Representative”) for all purposes in connection with the rights and duties of the Seller under this Agreement including without limitation the waiver and amendment of the rights and duties of Seller under this Agreement; the giving and receiving of notices and requests; the making of adjustments to the Base Purchase Price and, after the Closing, to the Purchase Price; the receiving of the Deposit, the Purchase Price and any adjustments to the Purchase Price in favor of Seller and any other payments due Seller under this Agreement; the allocating, and distributing of the Deposit, the Purchase Price, adjustments to the Purchase Price and any other payments due the Seller, among CQ, SPA, EnerQuest and Baytech; and doing and receiving all things provided for concerning Seller in this Agreement. CQ agrees to act as the Seller’s Representative on behalf of all the parties Seller, provided that CQ may resign as Seller’s Representative at any time upon written notice to Buyer and all the other parties Seller. Buyer shall be both entitled and obligated to act and shall act in reliance upon any and all acts and things done and performed by or agreements made with respect to all matters dealt with herein by Seller’s Representative on behalf of CQ, SPA, EnerQuest and Baytech as fully and effectively as though each had done, performed, made or executed the same.

        IN WITNESS WHEREOF, this Agreement is executed by the parties hereto on the date set forth above.

SELLER
CQ ACQUISITION PARTNERS I, L.P.
By: EnerQuest Oil & Gas, Ltd.,
Its: General Partner
By: EnerQuest Property Management, LLC,
Its: General Partner
Name: /s/ Timothy M. Dunn
Title: CEO
ENERQUEST OIL & GAS, LTD.
By: EnerQuest Property Management, LLC,
Its: General Partner
Name: /s/ Timothy M. Dunn
Title: CEO
SPA-CQAP II, LP
By: EnerQuest Oil & Gas, Ltd.,
Its: General Partner
By: EnerQuest Property Management, LLC,
Its: General Partner
Name: /s/ Timothy M. Dunn
Title: CEO

BAYTECH, L.L.P.
Name: /s/ [Illegible]
Title: General Partner
BUYER
WHITING OIL AND GAS CORPORATION
By: /s/ John R. Hazlett
Name: John R. Hazlett
Title: Vice President, Land